United States securities and exchange commission logo





                             August 21, 2020

       Scott A. Tozier
       Chief Financial Officer
       ALBEMARLE CORPORATION
       4250 Congress Street, Suite 900
       Charlotte, North Carolina
       28209

                                                        Re: ALBEMARLE
CORPORATION
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-12658

       Dear Mr. Tozier:

              We have reviewed your August 3, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 23, 2020 letter.

       Form 10-K - Filed 02/26/2020 for Fiscal Year ended 12-31-2019 - Response to comments issued
       07/23/2020 received 08/03/20

       Raw Materials and Significant Supply Contracts, page 4

   1. We note your response to comment one stating additional mining property disclosures were not necessary as
the Salar de Atacama and Silver Peak properties are not mining operations, the
Windfield Holdings Pty Ltd interests need not be disclosed as they are not consolidated with your
financial statements, and your 60% interest in Mineral Resources
                                                        Limited   s Wodgina
mine project is not material due to its limited contribution to your current operations, as
it is presently on care & maintenance. We disagree with your assessments. While the
Salar de Atacama/La Negra, Silver Peak, and Magnolia bromine operations are not
traditional pick & shovel mining operations, they are classic in-situ
 Scott A. Tozier
ALBEMARLE CORPORATION
August 21, 2020
Page 2
         mining operations, where mineral bearing solutions are pumped from the ground and processed. This type of mining operation is commonly practiced for the mining and processing of mineral salts such as potash, salt, lithium, and bromine. In addition, mineral property disclosure is required for significant mining properties even if they are accounted for under the equity method in your consolidated financial statements. We also believe the Wodgina/Kemerton operations are significant due to their purchase price/asset transfer, associated note obligations, and on-going Kemerton construction activities.
         Please amend your filing to provide mining disclosure that complies with Industry Guide
         7 for all of your significant mining properties.
2. We note your response to comment 2 indicating you were not engaged in significant mining operations in 2019. We reissue comment 2, please disclose the information required by Industry Guide 7 for your mining properties.
3. We note your response to comment 3 indicating you were not engaged in significant mining operations in 2019. We reissue comment 3, please disclose your mining production for your mining properties in 2019.
Summary of Critical Accounting Policies and Estimates, page 38

4. We note your response to comment 4 indicates that you are amortizing your mineral rights using the units of production method. Please further describe to us the process by which you amortize your mineral rights, identifying each property associated with the mineral rights being amortized and the units that serve as the basis for the amounts used in the numerator and denominator of your amortization calculation. To the extent that you are utilizing anything other than proven and probable reserves in the denominator of your calculation, please clarify the reasons why these alternates would be considered a reasonable basis for determining the useful life of your mineral rights.
        You may contact George K. Schuler at (202) 551-3718 or Terence O'Brien at (202) 551-
 3355 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameScott A. Tozier                              Sincerely,
Comapany NameALBEMARLE CORPORATION
                                                               Division of
Corporation Finance
August 21, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName